                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 (RULE 13d-102)

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              OCULAR SCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   675744 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ]    Rule 13d-(b)

           [ ]    Rule 13d-(c)

           [X]    Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 pages
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                                  SCHEDULE 13G

----------------------------                        ----------------------------
CUSIP NO.  675744  10  6                                 PAGE  2  OF  4  PAGES
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

          John D. Fruth
--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
   2                                                                   (b)  [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------- ----------------------------------------------------------------------
                          5    SOLE VOTING POWER

                               5,033,330
                        ------ -------------------------------------------------
      NUMBER OF           6    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              - 0 -
       OWNED BY         ------ -------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 5,033,330
         WITH           ------ -------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               - 0 -
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,033,330
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          21.6%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------


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ITEM 1. ISSUER'S NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

        (a)     Ocular Sciences, Inc.

        (b)     475 Eccles Avenue
                South San Francisco, CA 94080

ITEM 2. INFORMATION CONCERNING PERSON FILING:

        (a)     John D. Fruth

        (b)     475 Eccles Avenue
                South San Francisco, CA 94080

        (c)     U.S.A.

        (d)     Common Stock

        (e)     675744 10 6

ITEM 3. STATUS OF PERSON FILING:

        Not applicable.

ITEM 4. OWNERSHIP:

        (a)     5,033,330(1)

        (b)     21.6%

        (c)     (i)   Sole power to vote or to direct vote: 5,033,330(1) shares

                (ii)  Shared power to vote or to direct vote: 0 shares

                (iii) Sole power to dispose or to direct the disposition:
                      5,033,330(1) shares

                (iv) Shared power to dispose or to direct the disposition: 0 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF GROUP:

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

        Not applicable.

(1) Represents 5,000,000 shares of the Company's Common Stock held by Mr. Fruth and 33,330 shares subject to an option to purchase the Company's Common Stock which are exercisable within 60 days of 12/31/2000.


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ITEM 10. CERTIFICATIONS:

        Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        As of February 14, 2001
                                        ----------------------------------------
                                        Date


                                        /s/ John D. Fruth
                                        ----------------------------------------
                                        Signature


                                        John D. Fruth
                                        ----------------------------------------
                                        Name/Title





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